SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 9, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________ )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Materials for the Annual and Extraordinary General Meeting of Shareholders.

Rosh Ha'ayin, Israel October 9, 2007

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the general meeting of shareholders constituting both an Annual General Meeting and an Extraordinary General Meeting (collectively, the “AGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”) will be held on November 15, 2007 at 10:00 am. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to note the auditor’s remuneration for the year ended December 31, 2006 as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2006;

(iii)	to discuss and approve the Company’s audited financial statements for the year ended December 31, 2006 and the report of the Board of Directors for such period;

(iv)	to re-elect the following nine directors to the Company’s Board of Directors until the close of the next annual general meeting: Fok Kin-ning, Canning; Chan Ting Yu; Chow Woo Mo Fong, Susan; Galil, Uzia; Gissin, Erez; Lui, Dennis Pok Man; Shachar, Pesach; Shorer, Amikam and Sixt, Frank John and to approve the compensation for one of them, Mr. Gissin. No change is made to the provisions of the directors’ indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms;

(v)	to approve a special retirement bonus for, and payment for a non-compete undertaking from, Mr. Amikam Cohen upon his leaving the Company; and

(vi)	to approve and ratify as a “framework transaction” the purchase of handsets and other devices under the Handset Supply Agreement with H3G Procurement Services S.à.R.L., a subsidiary of the Company’s controlling party.

        The vote of holders of a majority of Ordinary Shares is required for the approval of items no 1-4 on the agenda. The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of items 5-6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law (1999)) in the approval of the transaction, which votes shall not include abstaining votes or; (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        Only shareholders of record at the close of business on October 15, 2007 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

        Shareholders who will not attend the AGM in person are requested to complete, date and sign the form of Deed of Vote (either the English or Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the AGM) in the pre-addressed envelope provided.

        The Articles of Association of the Company also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form included in the Company’s Articles of Association, so long as the Deed of Authorization is delivered to the Company at least two Business Days (as defined in the Articles) prior to the date of the AGM.

        Pursuant to the recently enacted Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005, Shareholders who will not attend the AGM in person may also vote with respect to items no. 5-6 on the agenda by a Hebrew form of Deed of Vote (ktav hatzba’a) which shall be submitted to the Company at its address above no later than seventy two hours prior to the time of the AGM. Under such regulations, the Shareholders shall also be entitled to submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Chief Legal Counsel and Joint Company Secretary, at the address stated above) in respect to items no. 5-6 on the agenda no later than ten days following the Record Date (October 25, 2007). The deadline for submission of the Board of Directors’ response to such position notices is: November 3, 2007. A Hebrew form of Deed of Vote and position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

        Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned for November 22, 2007, at the same time and place.

        A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba’a) and the Position Notices (hodaot emda).

        A shareholder, whose shares are registered with a stock exchange member, who is required to prove his share ownership to vote at the AGM, shall provide the Company with an ownership certificate (as of the Record Date) from that stock exchange member and is entitled to receive the ownership certificate in the branch of the stock exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request shall be made in advance for a particular securities account.

        A shareholder, whose shares are registered with a stock exchange member, is entitled to receive from the stock exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, if the shareholder notified the stock exchange member that the shareholder is so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9AM to 5PM (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

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PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting both an Annual General Meeting and an Extraordinary General Meeting (collectively, the “AGM”), to be held on November 15, 2007 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to note the auditor’s remuneration for the year ended December 31, 2006 as determined by the Audit Committee and by the Board of Directors and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2006;

(iii)	to discuss and approve the Company’s audited financial statements for the year ended December 31, 2006 and the report of the Board of Directors for such period;

(iv)	to re-elect the following nine directors to the Company’s Board of Directors until the close of the next annual general meeting: Fok Kin-ning, Canning; Chan Ting Yu; Chow Woo Mo Fong, Susan; Galil, Uzia; Gissin, Erez; Dennis Pok Man, Lui; Shachar, Pesach; Shorer, Amikam and Sixt, Frank John and to approve the compensation for one of them, Mr. Gissin. No change is made to the provisions of the directors’ indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms;

(v)	to approve a special retirement bonus for, and payment for a non-compete undertaking from, Mr. Amikam Cohen upon his leaving the Company; and

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(vi)	to approve and ratify as a “framework transaction” the purchase of handsets and other devices under the Handset Supply Agreement with H3G Procurement Services S.à.R.L., a subsidiary of the Company’s controlling party.

        A form of a Deed of Vote (English and Hebrew versions) for use at the AGM and a return envelope for either the English or Hebrew version are distributed herewith. With respect to Items no.5-6 on the agenda the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba’a) under the Israeli Companies Law (1999) (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the AGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the AGM or any adjournment thereof.

        In parallel to distribution of this Notice and Proxy Statement, a Hebrew version of a Deed of Vote (ktav hatzba’a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

        Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on October 15, 2007 will be entitled to receive notice of, and to vote at the AGM. Proxies are being mailed to non-registered shareholders on or about October 9, 2007 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On September 24, 2007, the Company had outstanding 156,721,052 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

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ITEMS 1 AND 2 – RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF
ITS REMUNERATION

        Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board is required to report the auditor’s remuneration to the shareholders, which report requires the approval of shareholders. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

        The remuneration of Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, the Company’s auditor for the year ended December 31, 2006 was NIS 5,250 thousand for auditing fees, NIS 149 thousand for audit-related fees (including a payment to an affiliate of the auditor) and NIS 248 thousand for tax consultation services. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the engagement letter for the year 2006, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

        The Audit Committee has approved and the Board of Directors has recommended that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

        It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, be and is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting; and

(ii)	RESOLVED, that the remuneration of the auditor and its affiliates for the year 2006 as determined by the Audit Committee and by the Board of Directors is hereby noted and that the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period is hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of these resolutions.

The Board of Directors recommends a vote FOR approval
of these proposed resolutions.

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ITEM 3– DISCUSSION AND APPROVAL OF THE COMPANY’S AUDITED
FINANCIAL STATEMENTS

        The Board of Directors has approved, as required by the Israeli Companies Law, the audited financial statements of the Company for the year ended December 31, 2006, attached hereto as Annex “A”. These financial statements are distributed together with this Proxy Statement. Under the Israeli Companies Law together with the Company’s Articles of Association, shareholders’ discussion and approval are required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that the audited financial statements of the Company for the year ended December 31, 2006 and the report of the Board of Directors for such period, are hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval
of this proposed resolution.

ITEM 4 – RE-APPOINTMENT OF THE COMPANY’S DIRECTORS

        Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

        In accordance with Article 23.2.6 of the Company’s Articles and Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”), notwithstanding any other provision of the Articles, a Qualified Israeli Director (as defined in the Articles) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles). Founding Israeli Shareholders holding the requisite number of shares specified in Article 23.2.6 have appointed Mr. Amikam Shorer as a Qualified Israeli Director on June 22, 2005. For the sake of good order and as practiced in the prior two annual general meetings of the Company, Mr. Shorer’s re-appointment is brought to the shareholders approval, subject to the aforementioned rights of the Founding Israeli Shareholders.

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        All the nine (9) directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. Mr. Amikam Shorer will continue to serve as the Qualified Israeli Director. Dr. Michael Anghel will continue to serve as external director (Dahatz) of the Company and Mr. Moshe Vidman will continue to serve as external director (Dahatz) of the Company. The directorship of the external directors (Dahatz) shall continue without any changes.

        The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law. Dr. Michael Anghel, Mr. Moshe Vidman and Mr. Erez Gissin were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law.

        The Audit Committee and Board of Directors have noted the respective personal interests of Mr. Gissin and of the nine directors to be re-elected and resolved that the compensation for Mr. Erez Gissin in respect of his services to the Company as director (the “Compensation”) shall be equal to annual remuneration of U.S.$ 50,000 (U.S. Dollars fifty thousand) similar to the compensation for the External Directors (Dahatz) plus reimbursement of certain expenses. The Audit Committee and Board of Directors have resolved that no change is made to the respective existing terms of the indemnification and of the insurance policies of the nine directors to be re-elected, which terms will continue in full force and effect.

        Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nine (9) nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position

Fok Kin-ning, Canning	Director and Chairman of the Board of Directors
Chan Ting Yu	Director
Chow Woo Mo Fong, Susan	Director
Galil, Uzia	Director
Gissin, Erez	Director
Dennis Pok Man Lui	Director
Shachar, Pesach	Director
Shorer, Amikam	Director
Sixt, Frank John	Director

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        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hongkong Electric Holdings Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”, the holding company of the telecommunications interests of Hutchison Whampoa Limited), and in addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd.

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Alternate Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree, and a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited, TOM Group Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). She is also an Alternate Director of Hutchison Telecommunications International Limited and TOM Online Inc. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

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        Galil, Uzia has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weitzman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 20, 2005, Mr. Galil had been a director nominated by Elbit.COM. Since then, Mr. Galil serves as a director on behalf of Advent Investments Pte Ltd.

        Gissin, Erez has been a director of Partner since August 1998. Mr. Gissin was determined by the Board of Directors as an “accounting and financial expert” and he is currently a member of the Executive Committee and the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investments company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005 Mr. Gissin had been a director nominated by Eurocom. Since then and until September 12, 2005, Mr. Gissin served as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd. Since then, Mr. Gissin has been an independent director and serves on the Executive Committee and the Audit Committee of the Company.

        Dennis Pok Man Lui has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He first joined the Hutchison Whampoa group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”), overseeing all the telecommunications operations and new business development of HTI and its subsidiaries. He holds a Bachelor of Science degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

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        Shachar, Pesach has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel. Mr. Shachar was nominated as a director and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Shorer, Amikam has been a director of Partner since June 2005. He was nominated as director by our Founding Israeli Shareholders. Mr. Shorer has served as Executive Vice President of Business Affairs and the General Counsel of Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as a director in several companies within the Eurocom group. Mr. Shorer holds an LLB degree from Bar-Ilan University.

        Sixt, Frank John has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited and TOM Online Inc. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

        It is proposed that at the AGM the following resolution be adopted:

(i)	“RESOLVED, that Messrs. Fok Kin-ning, Canning, Chan Ting Yu, Galil, Uzia, Gissin, Erez, Lui, Dennis Pok Man, Shachar, Pesach, Shorer, Amikam, Sixt, Frank John and Mrs. Chow Woo Mo Fong, Susan are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association; and

(ii)	RESOLVED, that the Compensation of Mr. Gissin is hereby approved. No change is made to the respective existing terms of the indemnification and insurance policies of the nine directors so re-elected, which terms will continue in full force and effect; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval
of this proposed resolution.

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ITEM 5 – APPROVAL OF A SPECIAL RETIREMENT BONUS FOR, AND
PAYMENT FOR A NON- COMPETE UNDERTAKING FROM, MR. AMIKAM
COHEN UPON HIS LEAVING THE COMPANY

        The Compensation Committee, the Audit Committee and the Board of Directors respectively approved the payments of a special retirement bonus to, and for a non-compete undertaking from, Mr. Amikam Cohen, the Company’s former CEO, upon his leaving the Company. Due to the fact that Mr. Cohen has been associated with the Company’s controlling party in discussions on a possible co-venture, these payments are brought to the shareholders for approval hereunder in abundance of caution as if these payments were an “extraordinary transaction” in which the Company’s “controlling party” has a personal interest.

        Mr. Amikam Cohen was the founding CEO of the Company. Under his leadership, the Company quickly took the major share of the cellular market growth from its launch of services. From the position of a third player in a relatively well-served market, the Company became a market leader with a superb network, award winning customer service and the best brand in the telecom market (rated the second strongest brand in the entire consumer market). Mr. Cohen was responsible for taking the Company from a start-up company to a highly respected market leader with a market cap of approximately US$ 2.5 billion as at January 2007.

        The grant of the special retirement bonus to Mr. Cohen is in the Company’s view a most appropriate reward for his outstanding efforts and personal contribution to the growth of the Company, to its esteemed position and to the creation of tremendous value for its shareholders. The granting of retirement bonuses by the Company to reward special performances is beneficial to the Company in that it would encourage the Company’s senior officers to develop and enhance the Company’s business and also would encourage top managers to join the Company. Both objectives are key to maintaining the Company’s leading position in the market. In relation to the non-compete undertaking, in view of Mr. Cohen’s special and unique abilities, it is in the Company’s interests to ensure that he is bound by a non-compete undertaking for several years from his leaving the Company.

        The Special Retirement Bonus. Following a number of discussions and resolutions of the Compensation Committee and of the Audit Committee, each of the Compensation Committee, the Audit Committee and the Board of Directors unanimously resolved, due to the outstanding performance of the Company under Mr. Cohen’s leadership and the exceptional performance of Mr. Cohen as CEO and having regard to the benefits to the Company of this payment, and considering available market data for payments of such kind regarding CEO compensation upon retirement:

        – to approve, and to recommend to the shareholders to approve, a special retirement bonus (the “Special Retirement Bonus”), in the amount of U.S. $3.65 million. No conditions are imposed on the payment of the Special Retirement Bonus; and

        – that the Special Retirement Bonus is reasonable and in the best interest of the Company.

        Non-Compete Undertaking. Following extensive discussions of the Compensation Committee and of the Audit Committee and upon their approval and recommendation, the Board of Directors on July 31, 2007, unanimously resolved to enter into an agreement with Mr. Cohen for his non-compete undertaking for a period of 2.5 years, commencing from the date of shareholders approval of the non-compete resolution below for the payment equal to U.S. $600,000 payable in five equal installments at the end of each six-month period. The amount was calculated based on Mr. Cohen’s last annual salary and benefits.

12

        As Mr. Cohen was Partner's first CEO, there is no precedent in the Company for obtaining a non-compete undertaking from a prior CEO at the end of the employment term.

        Mr. Cohen is neither receiving additional consideration from a corporation controlled by the Company nor, to the Company’s knowledge, from the Company’s controlling party. The Compensation Committee, the Audit Committee and the Board of Directors of Partner have noted that Mr. Cohen has been associated with Partner’s controlling party in discussions on a possible co-venture outside the communications arena and that the controlling party is reimbursing the business expenses of Mr. Cohen in connection with that possible venture since Mr. Cohen’s cessation with the Company on 1 April 2007. Because of this relationship, it is for the sake of caution noted that a majority of the Board members might be considered as having a personal interest in the resolutions, by virtue of being office holders of the controlling party of the Company or being nominated to the Board of Directors on the controlling party’s behalf. Following resolutions of the Compensation Committee, the Audit Committee and the Board of Directors, it is proposed that at the AGM the following resolutions be adopted:

         “RESOLVED,

(i)	To approve the Special Retirement Bonus to be paid to Mr. Amikam Cohen in the amount of U.S. $3.65 million; and
(ii)	To enter into an agreement for the undertaking of Mr. Cohen not to compete with the Company for 2.5 years commencing from the date of shareholders approval of this resolution, for the payment by the Company of an amount equal to U.S. $600,000. This amount shall be divided into five equal installments, payable at the end of each six-month period following the shareholders approval of this resolution.
(iii)	These resolutions are reasonable and in the best interest of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy, and voting on the matter is required for the approval of these resolutions; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having Personal Interest (as defined in the Israeli Companies Law) in the approval of the transaction, which votes shall not include abstaining votes or; (ii) the total objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

        A shareholder shall notify the Company at the address above at least two business days prior to the date of the AGM, whether he has a personal interest in these resolutions or not, as a condition for his right to vote and be counted with respect to such resolutions. A shareholder voting, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval
of these proposed resolutions.

13

ITEM 6 – APPROVAL AND RATIFICATION AS A "FRAMEWORK
TRANSACTION" OF THE PURCHASE OF HANDSETS AND OTHER
DEVICES UNDER THE HANDSET SUPPLY AGREEMENT WITH H3G
PROCUREMENT SERVICES S.a.R.L., A SUBSIDIARY OF THE
COMPANY'S CONTROLLING PARTY

        The Audit Committee approved on January 29, 2007 and ratified on July 29, 2007 and the Board of Directors approved and ratified on July 31, 2007, a handset supply agreement (the “Handset Supply Agreement”), entered into on March 27, 2007, with H3G Procurement Services S.à.R.L. (“H3G PS”), an indirect wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”). Partner is an indirect non-wholly owned subsidiary of Hutchison Telecommunications International Limited, which is an indirect non-wholly owned subsidiary of HWL. Therefore, for the sake of caution, the transaction with H3G PS shall be considered as if it was an extraordinary transaction in which a “controlling party” has a personal interest.

        According to the Handset Supply Agreement Partner may, from time to time, with effect from January 1, 2007 and for an initial period of three years, elect to purchase handsets or other devices relating to the 3G business of Partner (the “Handsets”) from H3G PS for the purpose of Partner’s 3G business, on the terms and conditions set out in the Handset Supply Agreement.

        H3G PS will invite Partner from time to time to purchase Handsets by the issue of a price list, setting out inter alia the Handset models, the unit prices and delivery lead times. Partner may offer to purchase Handsets from H3G PS from time to time, by submitting a detailed delivery document to H3G PS, or by such other means notified from time to time by H3G PS to the affiliates (as defined in the Handset Supply Agreement, the “Affiliates”) of H3G PS. The submission of a detailed delivery document by Partner shall constitute an irrevocable commitment by Partner to purchase the quantity of Handsets requested therein. H3G PS shall confirm its acceptance of Partner’s detailed delivery document by the issue of the consolidated detailed delivery documents (or by such other means notified from time to time by H3G PS to the H3G PS Affiliates), which have been agreed with the relevant vendors. To the extent that H3G PS has entered into binding commitments with a vendor on the basis of forecasts (or other means) issued by Partner, and Partner wishes to reduce the quantity of Handsets, H3G PS shall endeavor to ensure that the relevant vendors agree to reduce the committed quantities but if this cannot be achieved, Partner shall be required to meet its volume commitment unless otherwise agreed with H3G PS.

        The sale and purchase of Handsets is subject to substantially the same terms and conditions as the sale and purchase of handsets under the relevant agreement between H3G PS and the relevant vendor (excluding unit prices, which shall be as specified in the price lists issued by H3G PS, as detailed below), mutatis mutandis, so that references to the vendor under the relevant vendor agreement shall, under the Handset Supply Agreement, be deemed to be references to H3G PS, and references to H3G PS under the vendor agreement shall, under the Handset Supply Agreement, be deemed to be references to Partner.

14

        The Handset unit prices specified in the price list shall be substantially the same as the average unit price charged by the vendors to H3G PS, and may include an additional amount which is primarily attributable to the costs incurred by H3G PS in procuring and testing the Handsets, and in product, technical vendor management generally. As said additional amount (if any) cannot be quantified at this time, Partner’s Audit Committee and Board of Directors have respectively resolved that Partner will not purchase Handsets in a transaction under the framework of the Handset Supply Agreement in which H3G PS or any of its affiliates is paid a mark-up or other additional payment, which payment will exceed, on an aggregate basis for all transactions under the Handset Supply Agreement during the years 2007-2009, 2% (two percent) of the aggregate gross price of the Handsets purchased by Partner under the Handset Supply Agreement during such period.

        Pursuant to the Handset Supply Agreement, H3G PS’s liability to Partner for breach of the Handset Supply Agreement relating to the sale and purchase of Handsets shall be generally limited to the amount recovered by H3G PS from the vendor or from another H3G PS Affiliate. H3G PS is generally not liable to Partner under the Handset Supply Agreement, in negligence or otherwise for damages, expenses, legal and other costs, if attributable to any failure by a vendor or any other H3G PS Affiliate.

        Partner is generally obliged to indemnify H3G PS against costs and certain product liability expenses incurred by H3G PS to a vendor or any other H3G PS Affiliate, due to Partner’s performance, or failure to perform any of its obligations under the Handset Supply Agreement or for any product liability expenses which would be attributable to Partner, if Partner were purchasing the Handsets directly from the vendor. Partner may be responsible only for Partner’s own performance of its obligations and will not be liable for the performance of any obligations of any other H3G PS Affiliate. Partner’s liability to H3G PS for breach of the Handset Supply Agreement, is limited to any amount suffered or incurred by H3G PS as a result of such breach or which is attributable to such breach.

        The Handset Supply Agreement shall continue in force for an initial period of three years and thereafter shall automatically renew on each third anniversary for three successive periods of three years. The Handset Supply Agreement may be terminated by giving no less than 120 days advance written notice, which shall take effect no earlier than December 31, 2009.The Handset Supply Agreement is non-exclusive and Partner has the right to choose other suppliers, in the event that better sales terms to Partner are provided by independent suppliers. The Handset Supply Agreement gives Partner the right but not the obligation to purchase Handsets from H3G PS following review of the specific transactions by Partner.

        Partner estimates that it will not purchase Handsets under the Handset Supply Agreement during the three financial years ending December 31, 2009 in amounts that will exceed in the aggregate U.S. $ 82.0 million (U.S. $ 29.5 million, U.S. $ 25.1 million and U.S. $ 27.4 million, for the years 2007, 2008 and 2009, respectively) and that the purchase of Handsets under the Handset Supply Agreement will not exceed in the aggregate 14% of Partner’s total purchase of Handsets for the years 2007-2009. Such annual estimates were proposed by reference to the existing scale and operations of 3G businesses of Partner, the prevailing and expected market conditions, projected product lives and demand, expected mobile phone penetration in the population, expected growth in subscribers, network expansion and changes in handset technology in the relevant market in Israel in the three years ending December 31, 2009.

15

        The Audit Committee and the Board of Directors of Partner have noted the personal interest of HWL, approved the entry by Partner into the Handset Supply Agreement and that it is in the best interests of Partner, as it enables Partner without commitment, to secure, through the centralization of procurement of H3G PS, the benefits brought about by economies of scale, enhancing the profitability of Partner. It is noted that in parallel to Partner, other affiliates of H3G PS may gain benefits through the centralization of procurement of H3G PS and thus the Company’s controlling party may be gaining indirect benefits as well.

        Following resolutions of the Audit Committee and the Board of Directors it is proposed that at the AGM the following resolutions be adopted:

(i)	“Resolved, that the Handset Supply Agreement entered into on March 27, 2007, with H3G Procurement Services S.à.R.L., is hereby approved and ratified as a “framework transaction”. Accordingly, Partner may, from time to time, with effect from January 1, 2007, and for an initial period of three years, elect to purchase handsets or other 3G related devices from H3G Procurement Services S.à.R.L., on the terms and conditions set out in the Handset Supply Agreement and up to an aggregate amount equal to U.S.$ 82 million (eighty two million U.S. dollars). Each transaction under the framework of the Handset Supply Agreement will be examined individually by the Audit Committee of the Company and approved as required by law. When approving such transaction, the Audit Committee (and, if required, the Board of Directors) shall examine and approve that such transaction is in the best interests of the Company and that such transaction complies with the following conditions: it is (i) on market terms or on terms better than market terms from Partner’s perspective; (ii) in the Company’s ordinary course of business; and (iii) not containing a mark-up or other additional payment to H3G PS or any of its affiliates, which exceeds, on an aggregate basis for all transactions under the Handset Supply Agreement during the years 2007-2009, 2% (two percent) of the aggregate gross price of the Handsets purchased by Partner under the Handset Supply Agreement during such period; and

(ii)	Resolved, that these resolutions are in the best interest of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy, and voting on the matter is required for the approval of these resolutions; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law) in the approval of the transaction, which votes shall not include abstaining votes or; (ii) the total objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

16

        A shareholder shall notify the Company at the address above at least two business days prior to the date of the AGM, whether he or she has a personal interest in the resolution or not, as a condition for his or her right to vote and be counted with respect to such resolution. A shareholder voting, by means of a Deed of Vote, may include his or her notice with regard to his or her personal interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval
of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “C”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

Dated: October 9, 2007

17

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2006 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2006 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006 and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
March 8, 2007	Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,008	77,547	18,354
Accounts receivable (note 12):
Trade	795,156	964,309	228,239
Other	97,128	65,533	15,511
Inventories	209,323	126,466	29,933
Deferred income taxes (note 9)	65,361	40,495	9,584

T o t a l current assets	1,170,976	1,274,350	301,621

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 12)	189,013	274,608	64,996
Funds in respect of employee rights upon retirement (note 6)	75,443	80,881	19,143

	264,456	355,489	84,139

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,768,895	1,747,459	413,600

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization (note 3)	1,321,167	1,247,084	295,168

DEFERRED INCOME TAXES (note 9)	86,505	76,139	18,021

T o t a l assets	4,611,999	4,700,521	1,112,549

        Date of approval of the financial statements: March 8, 2007

—————————————— David Avner Chief Executive Officer	—————————————— Emanuel Avner Chief Financial Officer	—————————————— Moshe Vidman Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 4, 12e)	34,464	40,184	9,511
Accounts payable and accruals:
Trade	665,542	690,424	163,414
Other (note 12c)	231,480	281,403	66,604
Parent group - trade	10,513	15,830	3,747
Dividend payable	44,996	-	-

T o t a l current liabilities	986,995	1,027,841	243,276

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 4)	665,974	272,508	64,499
Notes payable (note 5)	2,022,257	2,016,378	477,249
Liability for employee rights upon retirement (note 6)	102,238	113,380	26,836
Other liabilities (note 12e)	19,184	15,947	3,774

T o t a l long-term liabilities	2,809,653	2,418,213	572,358

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
T o t a l liabilities	3,796,648	3,446,054	815,634

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2005 and 2006 - 235,000,000 shares;
issued and outstanding -
December 31, 2005 - 152,528,288 shares and
December 31, 2006 - 154,516,217 shares	1,525	1,545	366
Capital surplus	2,388,425	2,452,682	580,516
Accumulated deficit	(1,574,599)	(1,199,760)	(283,967)

T o t a l shareholders' equity	815,351	1,254,467	296,915

	4,611,999	4,700,521	1,112,549

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,615,781	4,619,932	5,027,310	1,189,896
Equipment	524,956	503,007	579,401	137,136

	5,140,737	5,122,939	5,606,711	1,327,032
COST OF REVENUES:
Services	2,885,077	3,022,480	3,085,507	730,297
Equipment	729,937	743,872	811,760	192,133

	3,615,014	3,766,352	3,897,267	922,430

GROSS PROFIT	1,525,723	1,356,587	1,709,444	404,602
SELLING AND MARKETING EXPENSES	325,244	272,900	307,592	72,803
GENERAL AND ADMINISTRATIVE EXPENSES	181,133	180,781	183,460	43,422

OPERATING PROFIT	1,019,346	902,906	1,218,392	288,377
FINANCIAL EXPENSES, net (note 12f)	260,545	345,448	166,442	39,395

INCOME BEFORE TAXES ON INCOME	758,801	557,458	1,051,950	248,982
TAXES ON INCOME (note 9)	287,248	202,898	370,675	87,734

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLES	471,553	354,560	681,275	161,248
CUMULATIVE EFFECT, AT BEGINNING OF YEAR,
OF A CHANGE IN ACCOUNTING PRINCIPLES, net of tax			1,012	240

NET INCOME FOR THE YEAR	471,553	354,560	682,287	161,488

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.57	2.19	4.43	1.05
Cumulative effect	-	-	0.01	-

	2.57	2.19	4.44	1.05

Diluted:
Before cumulative effect	2.56	2.17	4.40	1.04
Cumulative effect	-	-	0.01	-

	2.56	2.17	4.41	1.04

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	183,389,383	161,711,125	153,633,758	153,633,758

Diluted	184,108,917	163,617,272	154,677,685	154,677,685

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,300,546	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671		25,798
Income tax benefit in respect of exercise of options
granted to employees				3,440		3,440
Employee share-based option compensation expenses				10,720		10,720
Net income					471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,338,377	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including purchase
cost of NIS 17,591,000)	(33,317,933)	(333)			(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875		37,153
Income tax benefit in respect of exercise of options
granted to employees				4,820		4,820
Employee share-based option compensation expenses				10,353		10,353
Dividend					(86,769)	(86,769)
Net income					354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	-	2,388,425	(1,574,599)	815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20		44,312		44,332
Cumulative effect, at beginning of year, of a change in
accounting principles				(1,012)		(1,012)
Employee share-based option compensation expenses				20,957		20,957
Dividend					(307,448)	(307,448)
Net income					682,287	682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	-	2,452,682	(1,199,760)	1,254,467
Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2006	152,528,288	361		565,308	(372,686)	192,983
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	5		10,488		10,493
Cumulative effect, at beginning of year, of a
change in accounting principles				(240)		(240)
Employee share-based option compensation expenses				4,960		4,960
Dividend					(72,769)	(72,769)
Net income					161,488	161,488

BALANCE AT DECEMBER 31, 2006	154,516,217	366	-	580,516	(283,967)	296,915

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	471,553	354,560	682,287	161,488
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	558,222	683,503	622,434	147,322
Employee share-based option compensation expenses	10,720	10,353	20,957	4,960
Liability for employee rights upon retirement	16,302	9,430	11,142	2,637
Deferred income taxes	283,807	198,079	35,231	8,339
Income tax benefit in respect of exercise of options
granted to employees	3,440	4,820
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(10,258)	108,411	(4,646)	(1,100)
Amount carried to deferred charges		(13,820)
Capital loss (gain) on sale of fixed assets	(391)	493	274	65
Cumulative effect, at beginning of year, of a change
in accounting principles			(1,012)	(240)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(225,860)	(262,262)	(254,748)	(60,295)
Other	(13,615)	(26,970)	30,952	7,326
Increase (decrease) in accounts payable and accruals:
Trade	135,600	112,857	(58,568)	(13,862)
Other	41,613	(75,884)	49,923	11,816
Parent group - trade		10,513	5,317	1,258
Increase (decrease) in asset retirement obligations	464	(92)	1,069	253
Decrease (increase) in inventories	1,205	(107,667)	82,857	19,611

Net cash provided by operating activities	1,272,802	1,006,324	1,223,469	289,578

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(609,795)	(498,851)	(344,206)	(81,469)
Acquisition of optic fibers activity			(71,125)	(16,834)
Proceeds from sale of fixed assets	552	16	73	17
Purchase of additional spectrum	(53,969)	(41,542)	(27,690)	(6,554)
Payment in respect of transmission services license			(300)	(71)
Funds in respect of employee rights upon retirement	(10,404)	(6,315)	(5,438)	(1,287)

Net cash used in investing activities	(673,616)	(546,692)	(448,686)	(106,198)

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease		(1,893)	(3,620)	(857)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)		(1,091,841)
Issuance of notes payable under a prospectus, net of
issuance costs		1,929,223
Redemption of notes payable		(793,100)
Proceeds from exercise of stock options granted to
employees	25,798	37,153	44,332	10,493
Windfall tax benefit in respect of exercise of options
granted to employees			643	152
Dividend paid		(41,773)	(352,444)	(83,419)
Long-term bank loans received		359,000
Repayment of long-term bank loans	(624,147)	(857,004)	(390,155)	(92,344)

Net cash used in financing activities	(598,349)	(460,235)	(701,244)	(165,975)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	837	(603)	73,539	17,405
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	3,774	4,611	4,008	949

CASH AND CASH EQUIVALENTS AT
END OF YEAR	4,611	4,008	77,547	18,354

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	179,205	235,854	149,728	35,438

Advances to income tax authorities	4,900	30,840	317,099	75,053

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2004, 2005 and 2006, trade payables include NIS 103.8 million, NIS 90.3 million and NIS 201.8 million ($ 47.7 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2004 and 2005 trade payables included NIS 13.8 million and NIS 27.7 million in respect of acquisition of additional spectrum, respectively.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding.

During 2005, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company launched its 3G network on December 1, 2004. As of April 20, 2005, the Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license, deferred charges and other intangible assets”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million for the 2G spectrum, and NIS 220 million for the 3G spectrum.

Under the terms of the amended license, the Company provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

On August 14, 2006 the Company was awarded a temporary license from the Ministry of Communications for the offering of transmission services. The validity of the temporary license is the later of July 31, 2007 and the awarding of a special general license for domestic fixed services to a corporation under the Company’s control. During the year the Company paid a total amount of NIS 300,000 in respect of this license. On January 15, 2007 the license was awarded to Partner Land-Line Communication Solutions – a limited Partnership under the Company’s control. An additional NIS 700,000 was paid upon the Company’s receipt of the license. The temporary transmission services license will be converted into the special general license for domestic fixed services by July 2007. The license is for a period of 20 years.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million ($ 16.8 million) in cash. The Company purchased Med-1 transmission network to lower it’s transmission expenses and to have the ability to provide its customers with additional services. As of July 3, 2006 the transmission activity has been included in the financial results.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with the FAS when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated Remaining Useful Life

Fixed assets	52,632	10 years
Customer Relationships
with Carriers	10,669	7 years
Customer Relationships
with Business Customers	7,824	5 years

	71,125

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2006 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2006 ($1 = NIS 4.225). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together – the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out”basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments are fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network	10 - 20 (mainly 15)
Computers, hardware and software for information systems	15-33
Office furniture and equipment	7-15
Optic fibers (see note 1a(3))	6-10

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

6)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

f.	License, deferred charges and other intangible assets:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis – over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the year 2004 – NIS 8 million interest costs were capitalized to the cost of the license.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized using the estimated useful life which is 5-7 years.

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenues, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk.

An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2004, 2005 and 2006 totaled NIS 21,256,000, NIS 28,739,000 and NIS 26,470,000 ($ 6,265,000) (see note 12a), respectively.

The cash and cash equivalents as of December 31, 2006 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During 2004, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring was made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs were charged to “financial expenses-net”, as incurred. During the years ended December 31, 2004 and 2005, the Company factored NIS 331,611,000 and NIS 7,834,000, respectively, from long-term trade receivables.

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 1.0%-3.5% of the cost of the handsets sold, see note 12c. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 115,909,000, NIS 97,651,000 and NIS 105,035,000 ($ 24,860,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 9d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate.

Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133, as amended, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 11).

q.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Stock based compensation

Prior to January 1, 2006 the Company accounted for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company disclosed pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments .In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 – “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123.

The Company adopted FAS 123R, as of January 1, 2006, using the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of FAS 123R (January 1, 2006) have not been restated. The adoption of FAS 123R resulted in a net gain representing the cumulative effect of a change in accounting principle in an amount of approximately NIS 1 million, which reflects the net cumulative impact of estimating future forfeiture in the determination of period expense, rather that recording forfeitures when they occur as previously required.

The fair value of stock options granted with service conditions, was determined using the Black & Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under FAS 123, as amended by FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” Such value is recognized as an expense over the service period, net of estimated forfeitures, using the accelerated method of amortization under FAS 123R.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Stock based compensation (continued)

The estimation of stock awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period those estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from the Company’s current estimates.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation for the years presented prior to the adoption of FAS 123R:

	Year ended December 31,
	2004	2005
	NIS
	In thousands, except per share data

Net income, as reported	471,553	354,560
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	10,122	8,023
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(29,879)	(30,978)

Pro-forma net income	451,796	331,605

Earning per share:
Basic - as reported	2.57	2.19

Basic - pro forma	2.46	2.05

Diluted - as reported	2.56	2.17

Diluted - pro-forma	2.46	2.03

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Asset retirement obligations

FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”) requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 12d.

t.	Recently issued accounting pronouncements:

1)	In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect that the adoption of SFAS No. 155 will have a material impact on the Company’s results of operations and financial condition.

2)	In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue No. 06-03”). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company’s current policy is to recognize revenue net of VAT, accordingly the Company does not expect this new accounting pronouncement to materially effect the Company’s results of operations and financial condition and disclosure.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	In July 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company does not expect the adoption of FIN No. 48 to have material impact on the Company’s results of operations and financial condition and disclosure.

4)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company is currently evaluating the impact of SFAS No. 157 on the Company’s results of operations and financial condition.

5)	In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 did not result in corrections of the Company’s financial statements.

u.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,428,612	3,730,768	883,022
Computers, hardware and software for
information systems	707,776	816,027	193,143
Office furniture and equipment	38,126	38,904	9,208
Leasehold improvements	212,102	228,272	54,029
Cellular telephones - base stock	6,309	6,309	1,493
Optic fibers		60,591	14,341

	4,392,925	4,880,871	1,155,236
Less - accumulated depreciation and amortization	2,624,030	3,133,412	741,636

	1,768,895	1,747,459	413,600

The cost of communication network in the amount of approximately NIS 1,258 million is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 482,390,000, NIS 575,606,000 and NIS 529,560,000 ($ 125,340,000) for the periods ended December 31, 2004, 2005 and 2006, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	22,944
Computers, hardware and software for information systems	15,920	15,920	3,768

	112,859	112,859	26,712
L e s s - accumulated depreciation	83,096	87,652	20,746

Depreciated balance	29,763	25,207	5,966

c.	As to pledges on the fixed assets – see note 10.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2005	2006	2006
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	2,047,843	2,048,143	484,768
Less - accumulated amortization	773,079	852,474	201,769

	1,274,764	1,195,669	282,999

Customers relationship	-	18,493	4,377
Less - accumulated amortization	-	1,529	362

	-	16,964	4,015

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	16,524
Notes payable	34,265	34,265	8,110

	104,081	104,081	24,634
Less - accumulated amortization	57,678	69,630	16,480

	46,403	34,451	8,154

	1,321,167	1,247,084	295,168

License amortization expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 63,931,000, NIS 79,255,000 and NIS 79,395,000 ($ 18,792,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2004, 2005 and 2006 totaled NIS 11,901,000, NIS 28,642,000 and NIS 11,950,000 ($ 2,828,000), respectively – 2005 – includes NIS 11,064,000 in respect of the redemption of the Notes, see also note 5b.

Amortization expenses on customers relationship for the year ended December 31, 2006 totaled NIS 1,529,000 ($ 362,000).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS (continued):

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2007	82,505	19,527
2008	82,505	19,527
2009	82,505	19,527
2010	82,505	19,527
2011	81,731	19,344

NOTE 4 – LONG-TERM BANK LOANS

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a $150 million term loan facility (“Facility A”) and a $100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009. Facility A must be reduced to $50 million by August 31, 2008. Until February 19, 2007, the facilities were secured by a first ranking floating charge on the Company’s assets.

With effect March 1, 2007, the Company reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $11 million), and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $161 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

a.	Status of the credit facility at December 31, 2006 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	161	67	94
Facility B	100	0	100

	261	*67	194

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2006	2005	2006
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.8	337,283	181,107	42,866
In NIS - unlinked (2)	5.5	359,000	126,500	29,940

		696,283	307,607	*72,806
Less - current maturities		30,309	35,099	8,307

		665,974	272,508	64,499

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued):

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility, the Company has undertaken not to make distributions to its shareholders, including dividends, unless it complies with certain financial ratios specified in the Agreement or as otherwise agreed by the banks. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

f.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 10.

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. This notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009 until March 31, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2006, the Notes closing price was 102.42 points par value.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued)

b.	On August 10, 2000, the Company completed an offering of $ 175 million of unsecured 13% Senior Subordinated Notes due 2010, which were issued at their dollar par value. The notes were registered under the U.S. Securities Act of 1933.

On August 15, 2005, the Company exercised it right to redeem the notes at a redemption price of 106.5% of their dollar par value – according to the option stipulated in the Notes document. As a result of the redemption of the Notes the Company has recognized as financial expenses an amount of approximately NIS 63 million, which after tax resulted in a decrease of the Company’s net income of NIS 42 million.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2004, 2005 and 2006 were approximately NIS 27 million, NIS 24 million and NIS 28 million (approximately $ 6.6 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 22 million ($ 5 million) in respect of severance pay in 2007.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of Bezeq services under the license –including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2004, 2005 and 2006 were approximately NIS 120,131,000, NIS 122,599,000 and NIS 114,462,000 ($ 26,900,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 31 million, NIS 47 million and NIS 55 million ($ 13 million), for the year 2004, 2005 and 2006, respectively. Under the above Regulations should the Company choose to return a frequency such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2006, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2007	170,723	40,408
2008	154,220	36,502
2009	120,463	28,512
2010	94,343	22,330
2011	78,543	18,590
2012 and thereafter	350,334	82,919

	968,626	229,261

f)	The rental expenses for the years ended December 31, 2004, 2005 and 2006 were approximately NIS 176 million, NIS 185 million, and NIS 198 million ($ 47 million), respectively.

4)	At December 31, 2006, the Company is committed to acquire fixed assets, for approximately NIS 249 million (approximately $ 59 million).

5)	At December 31, 2006, the Company is committed to acquire handsets for approximately NIS 164 million (approximately $ 39 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 13c.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. An amended certification motion was filed by the applicants on October 29, 2003. As of December 31, 2006 The parties have submitted their summation to the court.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or according to the claimant’s response – NIS 100 million per year until 1.3.2005). The Company filed its response on October 1, 2003. The claimants have filed their response to the Company’s response on July 12, 2005. One of the respondents to the certification motion filed a motion to dismiss the documents attached to the plaintiff’s response from the court’s file (to which motion the Company concurred) and the Court granted this motion. The plaintiffs have filed a motion to grant leave to appeal this decision, which is now pending before the Supreme Court.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	During the year 2006, claims were filed against the Company and other cellular telecommunication companies and, in one of the claims, also against land line telecommunication companies, together with a request to recognize these claims as a class action for collects undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The plaintiffs maintain that the Company should stop charging its customers when the land line operator subscriber hangs up, while in fact the cellular company continues to charge until the initiator of the call (the Company subscriber) hangs up. The amount of the claims against all the defendants is estimated, in one of the claims at approximately NIS 100 million for the seven year period leading up to the filing of the claim; and in the other claim the amount of the claim against the Company together with land line companies at approximately NIS 53 million. At this stage, and until the claims are recognized as class actions, the Company and its legal council are unable to evaluate the probability of success of such claims and therefore no provision has been made.

4)	In August 2006 the Company, together with the other cellular operators (hereinafter together – the petitioners), submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

In the motion it is contended that none of the relevant holders of Communication licenses in Israel can meet the time schedules provided in the Communications Law, so that all the holders of these licenses in Israel, including the petitioners, might as from September 1, 2006 unwillingly face claims of violation of the Communications Law and the license. The Company estimates that it will be ready to implement the number portability plan by the end of 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, were filed against the Company and against Bezeq – The Israeli Telecommunication Co. Ltd., Hot Cable Systems Media Ltd., Cellcom Israel Ltd., Pelephone Communications Ltd.

The claim is that the defendants have not implemented number portability and are in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It is claimed that the defendants are thus harming the claimants and consumers of telephone services in general.

The claimants are demanding NIS 1,000 for each customer and relate to the Company (a total of 2,626,000 customers). The claimants reserve their right to increase the amount of the lawsuit as long as the claimed violation continues.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the lawsuit is classified as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million, is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

6)	During the year 2006 and until the balance sheet date some more claims were filed against the Company in various subjects, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 143 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claims and therefore no provision has been made.

7)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

8)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators.

This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

Since January 3, 2006 the Company has provided the local authorities with approximately 100 indemnification letters as a pre-condition for obtaining building permits, while prior to January 2006, the Company has provided the local authorities with 22 undertakings to provide such letter of indemnification.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting indemnification letters can not be evaluated accurately.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

We assume, that the requirement to provide indemnification letters might require us to change locations of sites to different, less suitable locations and to dismantle some of our sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

9)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

10)	As to contingency in respect of income tax, see note 9e.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2006, the closing price per ADR on the Nasdaq – NM was $ 11.43; the Company’s shares were quoted on that date on the TASE at NIS 48.28 ($ 11.43).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase. The excess of cost over its par value was charged to accumulated deficit.

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2006 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,886,524 options have been exercised and 597,139 options were forfeited and 1 expired (options forfeited and expired were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2006 – 195,750 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2006 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,219,866 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2006 – 232,320 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2006 132,500 options have been exercised. As of December 31, 2006 – 224,930 options of the 2003 amended Plan remain ungranted.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2006 – 6,210,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 706,375 options have been exercised, 1,112,125 options were forfeited and 3,125 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2006 – 680,250 of the 2004 Plan remain ungranted.

After balance sheet date 300,000 options were granted to employees.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have agreed to participate in the arrangement, and relates to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2004, 2005 and 2006 and the changes therein during the years ended on those dates:

	Year ended December 31
	2004		2005		2006
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	5,340,970	19.95	8,911,305	24.12	7,066,805	25.85
Changes during the year:
Granted**	5,095,500	26.74	518,500	32.75	596,000	33.18
Exercised	(1,341,647)	17.67	(1,809,000)	19.21	(1,987,930)	22.72
Forfeited	(169,768)	21.86	(525,750)	26.44	(598,875)	27.14
Expired	(13,750)	27.35	(28,250)	21.49	(3,126)	26.73

Balance outstanding at end of year	8,911,305	24.12	7,066,805	25.85	5,072,874	27.78

Balance exercisable at end of year	3,424,675	21.29	2,838,928	23.83	2,377,249	26.57

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2004, 2005 and 2006 is NIS 23.0 million, NIS 35.5 million and NIS 36.8 million, respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2004, 2005 and 2006 is NIS 18.98, NIS 21.36 and NIS 10.82 ($ 2.56), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2004-2005 0% and 2006 – 6.14%; expected volatility of 55%, 58% and 39%, respectively; risk-free interest rate: 2004 – 4%, 2005 – 3.5%, 2006 – 5.5%; weighted average expected life: 5 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected term. The expected term is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior.

As of December 31, 2006, there was NIS 20.4 million of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options outstanding at December 31, 2006:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2006	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.45	21,893	1.45	1.2	1,025
17.25-21.72	173,000	19.63	4.4	4,957
26.74	3,319,000	26.74	7.9	71,491
27.35	489,606	27.35	2.8	10,248
30.73-34.63	1,069,375	33.07	9.2	16,268

	5,072,874	27.78	7.5	103,989

Options exercisable
Range of exercise prices	Number exercisable at December 31, 2006	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.45	21,893	1.45	1.2	1,025
17.25-21.72	173,000	19.63	4.4	4,957
26.74	1,502,500	26.74	7.9	32,364
27.35	489,606	27.35	2.8	10,248
30.73-34.63	190,250	32.48	9.0	3,006

	2,377,249	26.57	6.6	51,600

c.	Dividends

During the year 2006 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million.

On January 31, 2007, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.28 per share (approximately NIS 201 million ($48 million)) to shareholders of record on February 20, 2007. Cash dividends are paid in Israeli currency.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its Israeli subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 –34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2006, the subsidiary of the Company had carryforward losses of approximately NIS 13 million (approximately $ 3 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2005 and 2006, are as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	33,566	3,321	786
Subscriber acquisition costs	31,233	33,313	7,885
Allowance for doubtful accounts	32,640	35,850	8,485
Provisions for employee rights	14,842	16,297	3,857
Depreciable fixed assets	(25,533)	(30,691)	(7,264)
Amortized license	42,074	38,838	9,192
Options granted to employees	24,331	23,243	5,501
Other	1,952	(216)	(51)

	155,105	119,955	28,391
Valuation allowance - in respect of
carryforward tax losses	(3,239)	(3,321)	(786)

	151,866	116,634	27,605

The changes in the valuation allowance for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	8,555	5,694	3,239	767
Utilization during the year	(2,107)
Change during the year	(754)	(2,455)	82	19

Balance at end of year	5,694	3,239	3,321	786

During 2005 and 2006, the Company utilized approximately NIS 549 million and approximately NIS 98 million ($ 23 million) of its carryforward tax losses, respectively.

As of December 31, 2006, the Company fully realized the carryforward tax losses, except for the wholly owned subsidiary carryforward tax losses.

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	758,801	557,458	1,051,950	248,982

Theoretical tax expense	265,580	189,536	326,105	77,184
Increase in taxes resulting from adjustment to deferred tax balances due to changes in tax rates, see b above	34,521	11,442
Increase in tax as resulting from
disallowable deductions:
In respect of previous year			*20,115	4,761
For the current year	3,721	3,400	*18,156	4,297
Change in the estimated utilization period of
the tax assets		2,935	3,696	875
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(10,124)	(86)	(2,159)	(511)
Decrease in taxes resulting from utilization,
in the reported year, of carryforward
tax losses for which deferred taxes
were not created in previous years	(2,107)
Other	(4,343)	(4,329)	4,762	1,128

Taxes on income for the reported year	287,248	202,898	370,675	87,734

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision is an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. The Company has reasons justifying the recognition of these expenses for tax purposes, or part of them, however since at this point the level of certainty required in order to recognize these expenses does not exist, the aforementioned provision was recorded. The Company is examining the possible effects of the ruling, if any, on its results in the future.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current			315,328	74,634
Deferred, see d above	287,248	202,898	35,232	8,339
In respect of previous year - current			20,115	4,761

	287,248	202,898	370,675	87,734

g.	Tax assessments:

1)	Tax returns filed by the Company through the year ended December 31, 2002, are considered to be final.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 10 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACEDIN RESPECT OF LIABILITIES

At December 31, 2006, the Company’s balances of liabilities in the amount of NIS 308 million ($ 73 million) under the Company’s credit facility are secured by collateral of a first ranking floating charge on all of the Company’s current or future business, property, rights and assets, other than its license (see also note 4). Under the credit facility the Company has also undertaken not to create or permit to subsist any further charges on its assets, with certain limited exceptions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2006
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	6,806	11,614	1,358,415

Liabilities	141,660	2,214,436	919,373

Convenience translation into
dollars:
Assets	1,611	2,749	321,518

Liabilities	33,529	524,127	217,603

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
Increase (decrease) during the period:
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%
2004	(1.6)%	1.2%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2005 and 2006 are as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,500	1,100	260

Forward transactions for the
exchange of dollars into NIS	129	351	83

Embedded derivatives -
dollars into NIS	183	153	36

The derivative financial instruments are for a period of up to one year. As of December 31, 2006, the remaining contractual lives are for periods up to one year.

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2006 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 5.

The fair value of derivatives as of December 31, 2006, is a liability of approximately NIS 21.2 million (approximately $ 5.0 million) and an asset of approximately NIS 7.5 million (approximately $ 1.8 million) (December 31, 2005 – a liability of approximately NIS 7 million and an asset of approximately NIS 5.1 million).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2005	2006	2006
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	35,946	58,246	13,786

*	Long-term trade receivables (including current maturities) as of December 31, 2005 and 2006 in the amount of NIS 406,072,000 and NIS 661,474,000 ($ 156,562,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (5.85% –6.60%) (2005 – 5% – 5.4%).

(b)	Allowance for doubtful accounts.

The changes in the allowance for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	77,295	86,651	108,800	25,751
Utilization during the year	(11,900)	(6,590)	(7,236)	(1,713)
Change during the year	21,256	28,739	26,470	6,265

Balance at end of year	86,651	108,800	128,034	30,303

2)	Other:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	17,653	20,497	4,851
Government institutions	51,340	11,796	2,792
Prepaid expenses	13,386	5,162	1,222
Sundry	14,749	28,078	6,646

	97,128	65,533	15,511

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Inventory:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Handsets	139,156	82,987	19,692
Accessories and other	44,464	25,438	6,021
Spare parts	25,703	18,041	4,270

	209,323	126,466	29,933

c.	Accounts payable and accruals - other:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	81,501	106,900	25,302
Provision for vacation and recreation pay	22,827	25,873	6,124
Government institutions	38,332	71,162	16,843
Income received in advance	58,655	41,375	9,793
Accrued interest on long-term liabilities	22,654	881	209
Derivative instruments	5,138	21,201	5,018
Handsets warranty	1,064	1,763	417
Sundry	1,309	12,248	2,898

	231,480	281,403	66,604

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2004, 2005, and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	2,053	1,734	1,064	252
Product warranties issued for
new sales	2,943	2,420	2,837	671
Utilization during the year	(3,262)	(3,090)	(2,138)	(506)

Balance at end of year	1,734	1,064	1,763	417

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	6,367	7,567	8,157	1,930
Liability incurred during the year	833	682	620	146
Liability settled during the year	(271)	(751)	(618)	(146)
Accretion expenses	638	659	1,558	369

Balance at December 31,	7,567	8,157	9,717	2,299

2.	Capital lease:

	December 31
	2005	2006	2006
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	17,018	12,160	2,878
Less - deferred interest expenses	1,836	845	200

Long term lease	15,182	11,315	2,678
Less - current maturities	4,155	5,085	1,204

	11,027	6,230	1,474

The lease payments are linked to the US dollar and bear interest at the rate of 5.75%.

The lease (net of current maturities) mature in the following years after the balance sheet dates:

	December 31, 2006
	NIS	Convenience translation into U.S dollars
	NIS in thousands

Second year	4,079	965
Third year	2,151	510

	6,230	1,475

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Financial expenses, net:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Financial income	(3,521)	(5,934)	(4,065)	(962)
Financial expenses	203,115	214,741	137,695	32,591
Expenses relating to the
redemption of notes, note 5b		62,615
Derivative instruments	63,356	(45,492)	44,321	10,490
Exchange rate differences	(8,978)	49,839	(11,326)	(2,681)
CPI Linkage differences	2,285	69,029	(183)	(43)
Factoring costs	17,459	650
Less - capitalized interest	(13,171)

	260,545	345,448	166,442	39,395

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Net income used for the computation of
basic and diluted EPS (in thousands) :
Before cumulative effect	471,553	354,560	681,275	161,249
Cumulative effect			1,012	239

Net income	471,553	354,560	682,287	161,488

Weighted average number of shares used
in computation of basic EPS	183,389,383	161,711,125	153,633,758	153,633,758
Add - net additional shares from assumed
exercise of employee stock options	719,534	1,906,147	1,043,927	1,043,927

Weighted average number of shares used in
computation of diluted EPS	184,108,917	163,617,272	154,677,685	154,677,685

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Purchase of fixed assets from related party	4,678

Acquisition of handsets from related
parties	380,721	180,412	158,114	37,423

Financial expenses, mainly in respect
of the Facility agreement, net	55,048	7,145

Selling commissions, maintenance and
other expenses	4,116	14,221	26,525	6,278

As to the repurchase of Company’s share, see note 8a.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

b.	Balances with related parties:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Accounts receivable trade	1,273	1,939	459

Current liabilities	58,173	17,480	4,137

c.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2006, the Company had given notice of its participation in 7 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2006

        The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2006. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on June12, 2007 (the “Form 20-F”). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

        This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

        In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at NIS 4.225=US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

        Revenues in 2006 were NIS 5,606.7 million (US$ 1,327.0 million), up 0.9% from NIS 5,122.9 million in 2005.

Revenues in 2006 from services were NIS 5,027.3 million (US$ 1,189.9 million), up 8.8% from the revenues from services in 2005 of NIS 4,619.9 million. Compared with 2005, total network minutes in 2006 increased by 13.2%, partially offset by a 5.5% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by approximately 5.5% from the end of 2005 to the end of 2006. The dilution in the average tariff per minute compared with 2005 reflects primarily the impact of the mandated reduction in interconnection tariffs which went into effect in March 2006, as part of the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008. This also reflects greater competition in the market, and the increase in the weight of business subscribers in our total customer base. Business subscribers tend to generate more minutes of use than post-paid private and prepaid subscribers, but with a lower average per minute tariff.

        Revenues in 2006 from equipment were NIS 579.4 million (US$ 137.1 million), an increase of 15.2% from NIS 503.0 million in 2005. The increase in 2006, compared with 2005, was driven by increase in both the average revenue per sale reflecting the higher proportion of 3G sales to new and upgrading subscribers, as well as in the number of sales to new and upgrading subscribers.

        Data and content revenues, including SMS messages, in 2006 were NIS 526.7 million (US$ 124.7 million), accounting for 9.4% of total revenues or 10.5% of service revenues, up from NIS 404.2 million, or 7.9% of total revenues, 8.7% of service revenues, in 2005, despite the mandated 49% reduction in SMS interconnection tariffs which went into effect in March 2006. The increase in 2006, compared with 2005, was driven by data and content non-SMS service revenues which increased by 36.1%. Revenues from SMS services in 2006 increased by 21.7% compared with 2005, despite the reduction in SMS interconnect tariffs from March 2006, as mandated by the Ministry of Communications. In 2006, SMS messages accounted for approximately 38% of data and content revenues, compared with approximately 42% in 2005.

        Cost of revenues in 2006 increased by 3.5% to NIS 3,897.3 million (US$ 922.4 million) from NIS 3,766.4 million in 2005.

        Cost of revenues – services in 2006 increased by 2.1% to NIS 3,085.5 million (US$ 730.3 million), from NIS 3,022.5 million in 2005. The increase was primarily driven by the higher variable airtime costs resulting from the growth in airtime usage, offset by lower depreciation, lower royalties, and efficiency measures taken by the company.

        Cost of revenues – equipment in 2006 increased by 9.1% to NIS 811.8 million (US$ 192.1 million) from NIS 743.9 million in 2005. The increase was driven primarily by the selling of more advanced and higher cost 3G handsets and an approximate 7% growth in sales transactions to new and upgrading subscribers.

        Gross profit for 2006 was NIS 1,709.4 million (US$ 404.6 million), the equivalent of 30.4% of revenues, up by 26.0% from NIS 1,356.6 million, or 26.5% of revenues, in 2005.

        Selling and marketing expenses in 2006 were NIS 307.6 million (US$ 72.8 million), an increase of 12.7% from NIS 272.9 million in 2005. The increase was principally related to an increase in the sales force, which contributed to growth in sales transactions, as well as increases in distribution and advertising costs.

        General and administrative expenses in 2006 were NIS 183.5 million (US$ 43.4 million), up by 1.5% from NIS 180.8 million in 2005, the increase primarily due to fees related to ensuring Sarbanes-Oxley Act compliance.

        Operating profit for 2006 was NIS 1,218.4 million (US$ 288.4 million), an increase of 34.9% from NIS 902.9 million in 2005. As a percentage of revenues, operating profit increased from 17.6% in 2005 to 21.7% in 2006

        Financial expenses in 2006 were NIS 166.4 million (US$ 39.4 million), a decrease of 51.8% from NIS 345.4 million in 2005. The decrease was primarily attributed to one-off charges in 2005 including a NIS 63 million charge related to the redemption of the US$ 175 million 13% Senior Subordinated Notes in August 2005. The decrease also reflects lower interest expenses resulting from the refinancing of the Company’s long term debt with lower cost CPI linked shekel-denominated debt, as well as lower expenses resulting from the lower average CPI level in 2006 of -0.1% compared with +2.4% in 2005.

        Income before taxes for 2006 was NIS 1,052.0 million (US$ 249.0 million) up 88.7% compared to NIS 557.5 million in 2005.

        Net income in 2006 was NIS 682.3 million (US$ 161.5 million) or earnings of NIS 4.44 (US$ 1.05) per basic ADS or share (NIS 4.41 per diluted ADS or share), representing a 92.4% increase from NIS 354.6 million, or earnings of NIS 2.19 per basic ADS or share (NIS 2.17 per diluted ADS or share), in 2005.

        During 2006, our net active subscribers increased by 139,000, or 5.5%.

        As of December 31, 2006 our net active subscriber base was approximately 2,668,000, accounting for an approximate market share of 32%. The Company’s subscriber base at the end of December 2006 included approximately 605,000 business subscribers (23% of the base), approximately 1,282,000 postpaid private subscribers, (48% of the base), and approximately 781,000 prepaid subscribers, (29% of the base). Of the Company’s subscriber base, approximately 276,000 were 3G subscribers. Net new active subscribers in the business sector accounted for approximately 71% of net new active subscribers in the year.

        The annual churn rate in 2006 increased to 15.6% from 13.6% in 2005. The increase was primarily due churn in the prepaid sector.

        Average monthly usage per subscriber (MOU) for 2006 was 311 minutes, an increase of 5.8% compared with 294 minutes in 2005. In 2006, average monthly revenue per subscriber (ARPU) was NIS 158 (US$ 37.4), an increase of 1.3% compared with approximately NIS 156 in 2005, despite the reduction in interconnection charges mandated by the Ministry of Communications in March 2006.

        Cash flows generated from operating activities in 2006(NIS 1223.5 or US$ 289.6 million) net of cash flows from investing activities (NIS 448.7 million or $US 106.2 million), totaled NIS 774.8 million (US$ 183.4 million). Cash flows generated from operating activities in 2005 (NIS 1006.3 million), net of cash flows from investing activities (NIS 546.7 million) totaled NIS 459.6 million in 2005, an increase of 68.6%. The increase was primarily due to an increase in cash flows from operating activities, combined with a decrease in the level of investment in fixed assets.

        From January 1, 2004 to December 31, 2006, we made cumulative net capital expenditures of approximately NIS 1,575 million, of which NIS 488 million ($116 million) was incurred in 2006.

—	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million ($ 16.8 million) in cash. The Company purchased Med-1 transmission network to lower it’s transmission expenses and to have the ability to provide its customers with additional services. As of July 3, 2006 the transmission activity has been included in the financial results.

—	On August 14, 2006 the Company was awarded a temporary license from the Ministry of Communications for the offering of transmission services. The validity of the temporary license is the later of July 31, 2007 and the awarding of a special general license for domestic fixed services to a corporation under the Company’s control.

During the year the Company paid a total amount of NIS 300,000 in respect of this license. On January 15, 2007 the license was awarded to Partner Land-Line Communication Solutions – a limited Partnership under the Company’s control. An additional NIS 700,000 was paid upon the Company’s receipt of the license. The temporary transmission services license will be converted into the special general license for domestic fixed services by July 2007. The license is for a period of 20 years.

—	During the year 2006 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million.

On January 31, 2007, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.28 per share (approximately NIS 201 million ($48 million)) to shareholders of record on February 20, 2007.

Cash dividends are paid in Israeli currency.

Annex “C”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1	A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2	Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3	No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Subject to what is stated above in this Paragraph, no Means of Control shall be transferred, either directly or indirectly, in a way that will cause the share of an MRT Operator in the Licensee to be reduced from twenty-five (25%) of the voting rights in the general meeting and of the right to appoint a Director or General Manager, unless five (5) years have elapsed from the date of License award; if five (5) years have elapsed from the date of License award, an MRT Operator’s share may decrease from twenty-five percent (25%) to the extent of selling the entire Means of Control held by it to another, all subject to the approval of the Minister both for the reduction in the MRT Operator’s share of the Means of Control in the Licensee, and with regard to the buyer; for the matter of this Paragraph, “MRT Operator” has the same meaning as set out in Paragraph 14.1B.

21.5	[1]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

1 Amendment No. 3

21.6	Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[2].

21.7	(a)	Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)	Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)	A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)	No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

2 Amendment No. 4

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8	For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of [3]Founding Shareholders or their Substitutes reduces to less than 4 5 26 [6]% of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

‘For the purpose of this article: “Founding Shareholders or their Substitutes” - Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister’s consent, before 4.7.2004 (each of the above entities shall be termed “Founding Shareholder”), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder’s substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister[7]. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister’s consent for every transfer of the Means of Control in the Licensee that requires the Minister’s consent in accordance with any other article in the License.[8]

3 Amendment No. 25

4 Amendment No. 9

5 Amendment No. 28

6 Amendment No. 31

7 Amendment No. 31

8 Amendment No. 25

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[9]

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[10]

22A.1.	The total cumulative holdings of the “Founding Shareholders or their Substitutes”, as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2	The total cumulative holdings of “Israeli Entities”, one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

“Israeli Entity”- for an individual-an Israeli citizen or resident of Israel, For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

9 Amendment No. 31

10 Amendment No. 31- Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

For this matter, “Dormant Shares”- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3	At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4	The Licensee’s Board of Directors shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter: ” Directors with Clearance”) a committee to be designated “the Committee for Security Matters”, or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released from any liability for any claim of breach of duty of care towards the Licensee, if the breach of duty of care was a result of his or her inability to participate in the meetings or receive information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required to fulfill his responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any entity that directly competes with the Licensee or has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer’s entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2	Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services; the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3	Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6	For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)	Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)	Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7	If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6; the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8	The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [11]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

11 Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA'A) REQUIRED
BY ISRAELI LAW]

Date: October 9, 2007

Partner Communications Company Ltd.

Deed of Vote

Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”).

Type, date and place of meeting: Annual and Extraordinary General Meeting will be held on November 15, 2007 at 10:00 am. (Israel time), at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel. The telephone number for inquiries is #972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Regulations”), Shareholders who will not attend the meeting in person may vote with respect to items no. 5-6 on the agenda by an Hebrew form of deed of vote (ktav hatzba’a) and these items are subject to provisions set forth in the Israeli Companies Law and Regulations (the “Regulations Procedure”). For the Shareholder’s convenience, items 1-4 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the Shareholders’ convenience, below are the items on the agenda, not subject to the Regulations Procedure:

1.	re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

2.	noting the auditor’s remuneration for the year ended December 31, 2006 as determined by the Audit Committee and by the Board of Directors and approving the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2006;

3.	discussion and approval of the Company’s audited financial statements for the year ended December 31, 2006 and the report of the Board of Directors for such period;

4.	re-election of the following nine directors to the Company’s Board of Directors until the close of the next annual general meeting: Fok Kin-ning, Canning; Chan Ting Yu; Chow Woo Mo Fong, Susan; Galil, Uzia; Gissin, Erez; Lui, Dennis Pok Man; Shachar, Pesach; Shorer, Amikam and Sixt, Frank John and approval of the compensation for one of them, Mr. Gissin. No change is made to the provisions of the directors’ indemnification and insurance policies, which will continue in full force and effect for the benefit of each director according to their existing terms, all as set forth in the Proxy Statement distributed with this Deed of Vote.

For further details in respect of the items above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on October 9, 2007.

The items on the agenda, subject to the Regulations Procedure:

5.	Approval of a Special Retirement Bonus for, and Payment for a Non-Compete Undertaking from, Mr. Amikam Cohen upon his Leaving the Company.

The Compensation and Audit Committees and the Board of Directors approved the payment of a special retirement bonus to Mr. Amikam Cohen and a payment for his non-compete undertaking, upon his leaving the Company. Due to the fact that Mr. Cohen has been associated with the Company’s controlling party in discussions on a possible co-venture, these payments are brought to the shareholders for approval, in abundance of caution, as if these payments were an “extraordinary transaction” in which the Company’s “controlling party” has a personal interest.

Mr. Amikam Cohen was the founding CEO of the Company. Under his leadership, the Company quickly took the major share of the cellular market growth. From the position of a third player in a relatively well-served market, the Company became a market leader with a superb network, award winning customer service and the best brand in the telecom market (rated the second brand in the entire consumer market). Mr. Cohen was responsible for taking the Company to a highly respected market leader with a market cap of approximately US$ 2.5 billion as at January 2007.

The grant of the special retirement bonus to Mr. Cohen is in the Company’s view a most appropriate reward for his outstanding efforts and personal contribution to the growth of the Company to its esteemed position and to the creation of tremendous value for its shareholders. The granting of retirement bonuses by the Company is beneficial to the Company in that it would encourage the Company’s senior officers to develop and enhance the Company’s business and also would encourage top managers to join the Company. Both objectives are key to maintaining the Company’s leading position in the market.

In relation to the non-compete undertaking, in view of Mr. Cohen’s special and unique abilities, it is in the Company’s interests to ensure that he is bound by a non-compete undertaking for several years from his leaving the Company.

The Special Retirement Bonus. Following a number of discussions and resolutions of the Compensation and Audit Committees, each of the Compensation Committee, the Audit Committee and the Board of Directors unanimously resolved, due to the outstanding performance of the Company under Mr. Cohen’s leadership and the exceptional performance of Mr. Cohen as CEO and having regard to the benefits to the Company of this payment, and considering available market data for payments of such kind regarding CEO compensation upon retirement:

2

– to approve, and to recommend to the shareholders to approve, an unconditional special retirement bonus in the amount of U.S. $3.65 million.

– that the special retirement bonus is reasonable and in the best interest of the Company.

Non-Compete Undertaking. Following extensive discussions of the Compensation and Audit Committees and upon their approval and recommendation, the Board of Directors on July 31, 2007, unanimously resolved to enter into an agreement with Mr. Cohen for his non-compete undertaking for a period of 2.5 years, commencing from the date of shareholders approval for the payment equal to U.S. $600,000 payable in five equal installments at the end of each six-month period. The amount was calculated based on Mr. Cohen’s last annual salary and benefits.

As Mr. Cohen was Partner’s first CEO, there is no precedent in the Company for obtaining a non-compete undertaking from a prior CEO at the end of the employment term.

Mr. Cohen is neither receiving additional consideration from a corporation controlled by the Company nor, to the Company’s knowledge, from the Company’s controlling party. The Compensation and Audit Committees and the Board of Directors of Partner have noted that Mr. Cohen has been associated with Partner’s controlling party in discussions on a possible co-venture outside the communications arena and that the controlling party is reimbursing the business expenses of Mr. Cohen in connection with that possible venture since Mr. Cohen’s cessation with the Company on 1 April 2007. Because of this relationship, it is for the sake of caution noted that a majority of the Board members might be considered as having a personal interest in the resolutions, by virtue of being office holders of the controlling party of the Company or being nominated to the Board of Directors on the controlling party’s behalf. Following resolutions of the Compensation Committee, the Audit Committee and the Board of Directors, it is proposed that the following resolutions be adopted:

“RESOLVED,

(i)	To approve the special retirement bonus to be paid to Mr. Amikam Cohen in the amount of U.S. $3.65 million.

(ii)	To enter into an agreement for the undertaking of Mr. Cohen not to compete with the Company for 2.5 years commencing from the date of shareholders approval of this resolution, for the payment by the Company of an amount equal to U.S. $600,000. This amount shall be divided into five equal installments, payable at the end of each six-month period following the shareholders approval of this resolution.

(iii)	These resolutions are reasonable and in the best interest of the Company.”

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The Board of Directors recommends a vote FOR approval of these proposed resolutions.

6.	Approval and Ratification as a “Framework Transaction” of the Purchase of Handsets and other Devices under the Handset Supply Agreement with H3G Procurement Services S.à.R.L. (“H3G-PS”), a Subsidiary of the Company’s Controlling Party.

The Audit Committee and the Board of Directors approved and ratified the entry into a handset supply agreement (the “Agreement”) to acquire handsets and other 3G devices (the “Handsets”) with H3G-PS, a company wholly-owned and controlled by the controlling party of Partner. Therefore, for the sake of caution, Partner is approving the Agreement as if it were an extraordinary transaction in which a “controlling party” has a personal interest.

According to the Agreement, with effect from January 1, 2007 and for three years, H3G-PS will invite Partner, from time to time, to purchase Handsets by issuance of a price list, setting out the main terms of the transaction. The submission of a detailed delivery document by Partner shall constitute an irrevocable commitment by Partner to purchase the Handsets requested therein.

The sale and purchase of Handsets is subject to substantially the same terms and conditions as the sale and purchase of handsets under the relevant agreement between H3G-PS and the relevant vendor, excluding unit prices, which shall be substantially the same as the average unit price charged to H3G-PS, and may include an additional amount which is primarily attributable to the costs incurred by H3G-PS in connection with the vendors in procuring and testing the Handsets, etc. As said additional amount cannot be quantified at this time, Partner’s Audit Committee and Board of Directors have resolved that Partner will not purchase Handsets in a transaction under the framework of the Agreement in which H3G-PS or any of its affiliates is paid an additional payment, which payment will exceed, on an aggregate basis for all transactions under the Agreement during the years 2007-2009, 2% of the aggregate gross price of the Handsets purchased by Partner under the Agreement during such period.

Pursuant to the Agreement, generally, H3G-PS’s liability to Partner relating to the sale and purchase of Handsets shall be limited to the amount recovered by H3G-PS from the vendor and H3G-PS is not liable to Partner for damages and other costs, attributable to a vendor or affiliates (as defined in the Agreement).

Partner is generally obliged to indemnify H3G-PS against costs and product liability expenses, due to Partner’s performance under the Agreement. Partner’s liability is limited to any amount suffered or incurred by H3G-PS which is attributable to Partner’s breach.

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The Agreement shall continue in force for an initial period of three years and thereafter shall automatically renew on each third anniversary for three successive periods of three years. The Agreement may be terminated by a 120 days advance written notice no earlier than December 31, 2009.

The Agreement is non-exclusive and Partner has the right to choose other suppliers. The Agreement gives Partner the right to purchase Handsets from H3G-PS following review of the specific transactions.

Partner estimates that it will not purchase Handsets under the Agreement during the years 2007-2009 in amounts that will exceed in the aggregate U.S.$82.0 million (U.S.$29.5 million, U.S.$25.1 million and U.S.$27.4 million, for the years 2007, 2008 and 2009, respectively) and that the aforesaid purchase of Handsets will not exceed in the aggregate 14% of Partner’s total purchase of Handsets for these years. Such annual estimate was proposed by reference to the existing scale and operations of 3G businesses of Partner and in Israel, the market conditions, projected product lives and demand, expected growth in subscribers, etc.

The Audit Committee and the Board of Directors of the Company have noted the personal interest of the Company’s controlling party, approved the entry by Partner into the Agreement and that it is in the best interests of Partner, as it enables Partner without commitment, to secure, through the centralization of procurement of H3G-PS, the benefits brought about by economies of scale, enhancing the profitability of Partner. It is noted that in parallel to Partner, other affiliates of H3G-PS may gain benefits through the centralization of procurement of H3G-PS and thus the Company’s controlling party may be gaining indirect benefits as well.

it is proposed that the following resolution be adopted:

(i) “Resolved, that the Handset Supply Agreement entered into on March 27, 2007, with H3G Procurement Services S.à.R.L., is hereby approved and ratified as a “framework transaction”. Accordingly, Partner may, from time to time, with effect from January 1, 2007 and for an initial period of three years, elect to purchase handsets or other 3G related devices from H3G Procurement Services S.à.R.L., on the terms and conditions set out in the Handset Supply Agreement and up to an aggregate amount equal to U.S.$82.0 million (eighty two million U.S. dollars). Each transaction under the framework of the Handset Supply Agreement will be examined individually by the Audit Committee of the Company and approved as required by law. When approving such transaction, the Audit Committee (and, if required, the Board of Directors) shall examine and approve that such transaction is in the best interests of the Company and that such transaction complies with the following conditions: it is (i) on market terms or on terms better than “market terms” from Partner’s perspective; (ii) in the Company’s ordinary course of business; and (iii) not containing a mark-up or other additional payment to H3G-PS or any of its affiliates, which exceeds, on an aggregate basis for all transactions under the Handset Supply Agreement during the years 2007-2009, 2% (two percent) of the aggregate gross price of the Handsets purchased by Partner under the Handset Supply Agreement during such period.”

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(ii) Resolved, that these resolutions are in the best interest of the Company.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Place and time for review of the full wording of the proposed resolutions:
The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9AM to 5PM (Israel time) following coordination at telephone number +972-54-7814191, until the time of the General Meeting, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the Shareholders will also review it.

The required majority for each of the items on the agenda:
The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of the items covered by the Regulations Procedure (items 5-6); provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having Personal Interest (as defined in the Israeli Companies Law) in the approval of the transaction, which votes shall not include abstaining votes or; (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

The vote of holders of a majority of Ordinary Shares is required for the approval of items no 1-4, to which the Regulations Procedure does not apply.

Notice of disclosure in respect of Personal Interest in the Company and Restrictions under the License:
In the second part of this Deed of Vote there is a designated space for marking and detailing whether a personal interest exists in the resolution as set in Section 275 of the Companies Law. If a shareholder does not so mark or detail the shareholder’s vote shall not be counted in respect of items no. 5-6 on the agenda.

Shareholders are also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s license. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:
Deed of Vote submitted by shareholders who hold their shares through a stock exchange member will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

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Deed of Votes shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the meeting.

The Company’s address for submission of Deeds of Vote and Position Notices is:
Chief Legal Counsel and Joint Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “deed of vote” or “position paper” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:
The deadline for submission of Position Notices by the shareholders in respect of items no. 5-6 in the agenda is: October 25, 2007.
The deadline for submission of the Board of Directors’ response to Position Notices is: November 3, 2007.

The Deed of Vote and Position Notices are available at the following websites:
Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English):
http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:
A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such a request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the stock exchange member that the shareholder is not interested in receipt of such link or is interested in receipt of Deeds of Vote by mail (for consideration). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s controlling party (as defined in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Regulations.

As of September 24, 2007, the amount of shares equivalent to five percent of the Company’s voting rights is: 7,836,053 Ordinary Shares NIS 0.01 par value each.

As of September 24, 2007, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s controlling party is: 3,889,047 Ordinary Shares NIS 0.01 par value each.

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Marking of Vote in the Deed of Vote:

Shareholder shall mark his vote regarding each item on the agenda, to which the Regulations Procedure applies (items 5-6), in the second part of this Deed of Vote.

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Partner Communications Company Ltd.

Date: October 9, 2007

Deed of Vote

Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and
Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)
The Company’s address (for submitting and sending Deeds of Vote and Position Papers):
Chief Legal Counsel and Joint Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “deed of vote” or “position paper” on the envelope)
Company’s registration number: 52-004431-4
Time of the meeting: Thursday, November 15, 2007 at 10:00 Israel time.
Type of meeting: Annual and Extraordinary general meeting
The Record Date: October 15, 2007

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba’a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or an Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder:_______________________________________
I.D. number:______________________________________________
In case the shareholder does not hold an Israeli I.D.:

        Passport number:__________________________________________
        The country issuing the passport:_________________
        In effect until:____________________________________________
In case the shareholder is an entity:
        Entity registration number:_______________________________
        Country of organization:___________________________________

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Item No.	Subject of the Resolution	Vote[1]			In respect of transaction's approval pursuant sections 255 and 275 of the Companies Law - do you have a "personal interest"[2] in the resolution?
		For	Against	Abstain	Yes[3]	No
(1)	re-appointment of Kesselman & Kesselman, as the Company's auditor for the period ending at the close of the next annual general meeting.				Irrelevant
(2)	noting the auditor's remuneration for the year ended December 31, 2006 as determined by the Audit Committee and by the Board of Directors and approving the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2006.				Irrelevant
(3)	discussion and approval of the Company's audited financial statements for the year ended December 31, 2006 and the report of the Board of Directors for such period.				Irrelevant
(4)	re-election of the following nine directors to the Company's Board of Directors until the close of the next annual general meeting: Fok Kin-ning, Canning; Chan Ting Yu; Chow Woo Mo Fong, Susan; Galil, Uzia; Gissin, Erez; Lui, Dennis Pok Man; Shachar, Pesach; Shorer, Amikam and Sixt, Frank John, and approval of the compensation for one of them, Mr. Gissin. No change is made to the provisions of the directors' indemnification and insurance policies.				Irrelevant
(5)	approval of a special retirement bonus for, and payment for a non-compete undertaking from, Mr. Amikam Cohen upon leaving his position as the Company's CEO *.
(6)	approval and ratification as a "framework transaction" of the purchase of handsets and other devices under the Handset Supply Agreement with H3G Procurement Services S.a.R.L., a subsidiary of the Company's controlling party*.

[1] If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item

[2] If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail, the vote shall be disqualified.

[3] Kindly provide details regarding the nature of the personal interest in the resolution at the designated space below. “Personal Interest” is defined in Section 1 of the Israel Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of his relative and of another entity in which he or his relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company.

* This item is subject to the Regulations Procedure.

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Please detail why you are considered having a “Personal Interest” in the resolution?

Deed of Vote submitted by shareholders who holds their shares through a stock exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deed of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified)4:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”).

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “C” to the Proxy Statement distributed with this Deed of Vote.

_______________________ Signature Name (Print): _____________ Title : ___________________ Date : ___________________

4 In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which he intends to vote differently.

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DEED OF AUTHORIZATION

Date1: ____ , 2007

To:	Partner Communications Company Ltd. (the "Company")

Attn:	Roly Klinger, Joint Company Secretary

Re:     Annual and Extraordinary General Meeting of Shareholders to be held on
Thursday, November 15, 2007 (the "Meeting")

I, the undersigned2 _________________________, (Identification No./Registration No. _________), of ____________________________________________, being a registered holder of ______________________3 Ordinary Shares, par value NIS 0.01 per share, of the Company, hereby authorize _______________________, Identification No. _______________4, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest5 in the resolutions on items 5 and 6 on the agenda6:

Item No.	Subject of the Resolution	Yes[7]	No
5	approval of a special retirement bonus for, and payment for a non-compete undertaking from, Mr. Amikam Cohen upon leaving his position as the Company's CEO.
6	approval and ratification as a "framework transaction" of the purchase of handsets and other devices under the Handset Supply Agreement with H3G Procurement Services S.a.R.L., a subsidiary of the Company's controlling party.

1 Date of signature.

2 Name of Shareholder.

3 A shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by him, so long as he shall not give deeds of authorization with respect to an aggregate number of Ordinary Shares exceeding the total number he holds.

4 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

5 “Personal Interest” is defined in Section 1 of the Israel Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of his relative and of another entity in which he or his relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company.

6 If an X is not marked in either column, or if an X is marked in both columns, the vote in respect of this item shall be disqualified.

7 Kindly provide details regarding the nature of the personal interest in the resolution at the designated space below.

If yes, why do I have a “Personal Interest” in the resolution?

I declare the following8:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998 (the “License”)[9].

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

_______________________ Signature Name : Title :

8 If an X is not marked in either column, or if an X is marked in both columns, the Shareholder’s vote at the Meeting shall be disqualified. In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which he intends to vote differently.

9 A translation of sections 21-24 to the License is attached as Annex “C” to the Proxy Statement distributed with this Deed of Authorization.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: October 9, 2007